Exhibit 99.2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2014.

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2014, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information for the year ended December 31, 2013 appearing in our Annual Report on Form 20-F for the year ended December 31, 2013 and Item 5—"Operating and Financial Review and Prospects" of that Annual Report.

Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

We design, develop and sell advanced voice over IP, or VoIP, and converged VoIP and data networking products and applications to service providers and enterprises. We are a VoIP technology leader focused on VoIP communications, applications and networking elements. Our products are deployed globally in broadband, mobile, cable, and enterprise networks. We provide a range of innovative, cost-effective products including media gateways, multi-service business gateways, residential gateways, IP phones, media servers, session border controllers, and value-added applications. Our underlying technology, VoIPerfectHD, relies primarily on our leadership in digital signal processing, or DSP, voice coding and voice processing technologies. Our high definition (“HD”) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in emerging voice networks.

Our headquarters and research and development facilities are located in Israel with research and development extensions in the U.S., China and U.K. We have other offices located in Europe, the Far East, and Latin America.

The identities of our principal customers have changed and we expect that they will continue to change, from year to year. Historically, a substantial portion of our revenue has been derived from large purchases by a limited number of original equipment manufacturers, or OEMs, and network equipment providers, or NEPs, systems integrators and distributors. ScanSource Communications, our largest customer, accounted for 14.3% of our revenues in the six months ended June 30, 2014 and 17.7% of our revenues in the same period in 2013. Our top five customers accounted for 32.5% of our revenues in the six months ended June 30, 2014 and 34.1% of our revenues in the same period in 2013. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

Revenues based on the location of our customers for the six months ended September 30, 2013 and 2014 are as follows:

	Six Months Ended June 30,
	2014	2013
Americas	50.5%	52.5%
Far East	14.7	15.0
Europe	28.7	26.6
Israel	6.1	5.9
Total	100.0%	100.0%

 In March 2014, we sold in a public offering 4,025,000 of our ordinary shares, including 525,000 shares sold pursuant to the exercise in full of an over-allotment option granted to the underwriters, at a purchase price of $8.00 per share. Our net proceeds from this offering were approximately $29.7 million, after deducting underwriting commissions and other offering expenses.

In April, 2014, the Israeli Office of the Chief Scientist (OCS) has approved in principle a three-year program (2014-2016) for approximately NIS100 million (equal to approximately $29 million) to enable us to establish an advanced innovative research and development center for cloud computing technologies and Unified Communications. The new research and development center is expected to increase its staff to 100 engineers by 2016. We expect that a significant portion of the cost of this project will be reimbursed to us through grants from the Office of the Chief Scientist pursuant to this program. The grants are subject to conditions relating to grants by the Office of the Chief Scientist. Funding for the whole term of the program is subject to the continued review and approval of the progress of the project by the Office of the Chief Scientist.

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Results of Operations

The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30,
Statement of Operations Data:	2014	2013

Revenues	100.0%	100.0%
Cost of revenues	41.0	42.2
Gross profit	59.0	57.8
Operating expenses:
Research and development, net	22.1	21.7
Selling and marketing	31.1	28.7
General and administrative	5.1	6.2
Total operating expenses	58.3	56.6

Operating income	0.7	1.2
Financial income (expenses), net	0.2	(0.2)
Income before taxes on income	0.9	1.0
Income tax expense	(1.3)	(0.2)
Equity in losses of affiliated companies, net	0.0	0.0

Net income (loss)	(0.4)%	0.8%

Revenues.  Revenues increased 11.5% to $73.5 million in the six months ended June 30, 2014 from $66.0 million in the same period in 2013. The increase in revenues was primarily attributable to an increase in revenues from our networking product line.

Our revenues from products in the six months ended June 30, 2014 increased by 7.8% to $57.9 million, or approximately 79% of total revenues, from $53.7 million, or 81% of total revenues, in the same period in 2013. The increase in revenues from products was primarily attributable to the increase in our networking product line, particularly with respect to our Session Boarder Controller and Multi Service Business Router (MSBR) product lines, as well as due to the growing demand for our networking product line in the Unified Communications market.

Our revenues from services in the six months ended June 30, 2014 increased by 27.4% to $15.6 million, or approximately 21% of total revenues, from $12.2 million, or 19% of total revenues, in the same period in 2013. The increase in revenues from services was predominantly driven by the growth in support services related to the increase in revenues from products.

Cost of Revenues and Gross Profit.  Cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity, technology licensing and royalty fees payable to third parties and royalties payables to the Office of the Chief Scientist of the Israeli Ministry of Economy. Gross profit increased to $43.4 million in the six months ended September 30, 2014 from $38.1 million in the same period in 2013. Gross profit as a percentage of revenues increased to 59.0% in the six months ended June 30, 2014 from 57.8% in the same period in 2013.

Cost of revenues from products increased by 6.0% to $26.2 million in the six months ended June 30, 2014 from $24.7 million in the same period in 2013. This increase is primarily attributable to an increase in the procurement of materials, in line with the increase in revenues from products. Gross margin percentage from products was 55% in the six-month periods ended June 30, 2014 and 54% in the same period in 2013.

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Cost of revenues from services increased by 27.6% to $4.0 million in the six months ended June 30, 2014 from $3.1 million in the same period in 2014. This increase is primarily attributable to higher support personnel expenses associated with providing services and implementation of our products with service providers as well as enterprise customers. Gross margin percentage from services was 75% in each of the six-month periods ended June 30, 2014 and 2013.

Research and Development Expenses, net.  Research and development expenses, net consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors less grants from the Office of the Chief Scientist of the Israeli Ministry of Economy. Research and development expenses, net increased by 13.6% to $16.2 million in the six months ended June 30, 2014 from $14.3 million in the same period in 2013 and increased as a percentage of revenues to 22.1% in the six months ended June 30, 2014 from 21.7% in the same period in 2013. Research and development expenses increased primarily as a result of adding personnel in connection with our continued development of new products and as a result of the NIS appreciation against the U.S. dollar. We expect that research and development expenses will increase on an absolute dollar basis in 2014 as a result of our continued development of new products and adding the new research and development center focusing on cloud computing and Unified Communications.

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Selling and marketing expenses increased by 20.8% in the six months ended June 30, 2014 to $22.9 million from $19.0 million in the same period in 2013 and increased as a percentage of revenues to 31.1% in the six months ended June 30, 2014 from 28.7% in the same period in 2013. These expenses increased on an absolute basis as a result of an increase in our sales force and marketing activities.

General and Administrative Expenses.  General and administrative expenses consist primarily of compensation for finance, human resources, general management, rent, network and bad debt reserve, as well as insurance and consultant services expenses. General and administrative expenses decreased by 9.7% to $3.7 million in in the six months ended June 30, 2014 from $4.1 million in the same period in 2013. As a percentage of revenues, general and administrative expenses decreased to 5.1% in the six months ended June 30, 2014 from 6.2% in the same period in 2013.

Financial Income (expenses), Net.  Financial income, net consists primarily of interest derived on cash and cash equivalents, marketable securities and bank deposits, net of interest accrued in connection with our bank loans and bank charges, as well as our remaining senior convertible notes outstanding. Financial income, net, in the six months ended June 30, 2014 was $102,000 compared to financial expenses, net of $122,000 in the same period in 2013. The increase in financial income, net in the six months ended June 30, 2014 was primarily due to lower expenses recorded with respect to our bank loans interest and lower expenses related to exchange rate fluctuations.

Taxes on Income.  We had a net income tax expenses of $950,000 in the six months ended June 30, 2014 compared to $138,000 in the same period in 2013. The increase in the net income tax expenses in the six months ended June 30, 2014 is primarily a result of utilization of deferred tax assets.

 LIQUIDITY AND CAPITAL RESOURCES

We finance our operations primarily from our cash and cash equivalents, bank deposits, bank borrowings and cash from operations. In addition, in March 2014 we realized net proceeds of approximately $29.7 million as a result of the sale by us of 4,025,000 of our ordinary shares in a public offering.

As of June 30, 2014, we had $91.8 million in cash and cash equivalents, marketable securities and bank deposits compared to $62.3 million at December 31, 2013. This increase is the result of the proceeds from our public offering in March 2014. As of June 30, 2014, we were restricted with respect to using approximately $12.6 million of our cash as a result of provisions in our loan agreements, a lease agreement and foreign exchange derivatives transactions.

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  In August 2014, our Board approved a program to allow us to repurchase up to $3.0 million of our ordinary shares. Purchases would be made from time-to-time at the discretion of management subject, among other things, to our share price, market conditions, trading volume and other factors. Repurchases, if any, would be funded from available working capital. Under applicable Israeli law and based on current market prices, we are permitted to purchase up to approximately $3.0 million of our ordinary shares without further approval. In addition, we intend to apply to the competent court in Israel for authorization to repurchase an additional amount of our ordinary shares for an aggregate purchase price of $10-15 million. We expect that the approval process will take approximately three months from August 2014.

Cash Flows from Operating Activities

Our operating activities provided cash in the amount of $1.6 million in the six months ended June 30, 2014, primarily due to an increase in deferred revenues of $3.3 million, non-cash depreciation and amortization in the amount $1.6 million, non-cash stock-based compensation expenses of $1.3 million utilization of deferred tax asset of $1.0 million and an increase in other payables and accrued expenses in the amount of $1.0 million, partly offset by an increase in trade receivables in the amount of $4.4 million and in other receivables in the amount of $2.4 million.

Cash Flows from Investing Activities

In the six months ended June 30, 2014, we used cash in investing activities in the amount of $43.1 million, primarily due to the purchase of marketable securities of $60.2 million offset, in part, by proceeds from redemption of marketable securities of $15.4 million and a decrease in bank deposits of 2.4 million.

Cash Flows from Financing Activities

In the six months ended June 30, 2014, our financing activities provided cash in the amount of $29.0 million, primarily due to the $29.7 million of proceeds from the sale of our ordinary shares in a public offering and $2.1 million of proceeds from the issuance of shares upon exercise of stock options, offset, in part, by $2.6 million used for repayment of loans.

Financing Needs

We anticipate that our operating expenses will be a material use of our cash resources for the foreseeable future.  We believe that our current working capital is sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.  Part of our strategy is to pursue acquisition opportunities. If we do not have available sufficient cash to finance our operations and the completion of additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.

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